Exhibit 1.01

Conflict Minerals Report

Becton, Dickinson and Company has included this Conflict Minerals Report as an exhibit to its Form SD for 2025, as contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 22, 2025.

The term “BD,” “we,” “us” and “our” refer to Becton, Dickinson and Company and its consolidated subsidiaries for 2025. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals. The “Conflict Affected Region” is defined as the Democratic Republic of the Congo and its adjacent countries, which include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Overview

BD is one of the world’s largest pure-play medical technology companies in the world with a Purpose of advancing the world of health™ by driving innovation across medical essentials, connected care, biopharma systems and interventional. The company supports those on the frontlines of healthcare by developing transformative technologies, services and solutions that optimize clinical operations and improve care for patients. Operating across the globe, with more than 60,000 employees, BD delivers billions of products annually that have a positive impact on global healthcare. BD can help enhance outcomes, lower costs, increase clinical efficiency, improve safety and expand access to healthcare. BD is subject to the Conflict Minerals Rule because, for 2025, certain of the raw materials and components contained in some of the products that we manufactured or contracted to manufacture contained 3TG that were necessary to the functionality or production of the products. Many of our products do not contain any 3TG or are otherwise not in-scope for purposes of our Conflict Minerals Rule compliance.

We do not directly source 3TG from mines, smelters, or refiners, and we believe that we are many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below.

Our Conflict Minerals Policy

BD is committed to ethical business practices and expects the same commitment from our suppliers. BD expects its suppliers and subcontractors to source responsibly, respect human rights. BD expects that its suppliers and subcontractors will not knowingly source Conflict Minerals or 3TG from sources that directly or indirectly finance or benefit armed groups in the Conflict Affected Region. In furtherance of this expectation and BD’s obligations under the Conflict Minerals Rule, BD will conduct a reasonable country of origin inquiry and/or due diligence, in each case to the extent required by the Conflict Minerals Rule, on its supply chain to identify the origin of any necessary 3TG that are present in BD products. Applicable BD suppliers and subcontractors (as defined by BD’s Supply Base Compliance group) will be expected to complete a declaration concerning the usage and source of any 3TG in the products supplied to us. As part of gathering the information for the declaration, applicable BD suppliers and subcontractors will be expected to conduct a reasonable country of origin inquiry and/or due diligence, as applicable, in accordance with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

In cases where suppliers or subcontractors are found to not comply with our Policy, we intend to encourage them to source responsibly. Where these efforts fail or we believe that further engagement with a supplier or subcontractor is inappropriate, we will re-evaluate our business relationship.

Reasonable Country of Origin Inquiry; Smelter and Refiner and Country of Origin Information

As required by the Conflict Minerals Rule, for 2025, we conducted a “reasonable country of origin inquiry.” Our outreach included 108 suppliers (the “Suppliers”) that were identified through our internal scoping processes as having provided us with raw materials or components that contain 3TG. Suppliers representing approximately 91% of BD’s in-scope spend responded to BD’s reasonable country of origin inquiry.

For 2025, our Suppliers identified to us the 363 smelters and refiners as potentially having processed the necessary 3TG contained in our in-scope products. We were able to determine the origin of only a portion (if any) of the necessary Conflict Minerals contained in each of our in-scope products.

Of these 363 smelters that were identified to us by the Suppliers:

•	77 of these smelters process tin, and 52 of these smelters are listed by the RMI as Conformant.

•	48 of these smelters process tantalum, and 40of these are listed as Conformant.

•	56 of these smelters process tungsten, and 36 of these are listed as Conformant.

•	182 of these smelters process gold, and 95 of these are listed as Conformant.

“Conformant” means that the smelter or refiner has successfully completed an assessment against the applicable RMI Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2025 and may not continue to be Conformant for any future period.

The compliance status reflected above is based solely on information made publicly available by the RMI, without independent verification by us. All information above is as of April 24, 2026.

The smelters and refiners were identified by the Suppliers as being part of our 2025 supply chain. Some of the Suppliers may have reported to us smelters and refiners that were not in our supply chain since they reported at a “company level,” meaning that they reported to us the 3TG contained in all of their products, not just the products that they sold to us. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our 2025 supply chain, since many of the Suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in our in-scope products and because not all of the Suppliers responded to our inquiries.

Based on the results of our reasonable country of origin inquiry, we conducted due diligence for 2025. These due diligence efforts are discussed later in this Conflict Minerals Report.

Conclusion Statement

We did not conclude that any of our products were “DRC conflict free.” The term “DRC conflict free” has the meaning contained in the Conflict Minerals Rule.

Due Diligence Program

Design Framework

Our due diligence measures relating to 3TG were designed to conform with the criteria set forth in the OECD Guidance, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition).

Selected Elements of Due Diligence Program

The OECD Guidance has established a framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program are discussed below. However, these are not all the elements of the program that we have designed to ensure that the 3TG contained in our products are responsibly sourced.

Conflict Minerals Policy

BD’s Conflict Minerals Policy, as described in this Conflict Minerals Report, is available on our website at https://www.bd.com/content/dam/bd-assets/bd-com/en-us/document/policy/corporate-policies-and-guidelines/report/bd_conflict-minerals-policy_en.pdf .

Conflict Minerals Steering Team

We have a Conflict Minerals Steering Team (the “Steering Team”) responsible for overseeing compliance. The Steering Team engages with functional leadership around progress, reviewing and approving internal and external policy language, and collaborating with necessary third-party resources. The Steering Team consists of the Program Leader, Executive Leader and representatives from the Law Group and Global Procurement.

Internal and External Communication of Conflict Minerals Program and Training

We communicate to selected associates our commitment to comply with the Conflict Minerals Rule, in writing and through training sessions In addition, applicable associates are educated on the Conflict Minerals Rule and our compliance program.

Applicable suppliers and subcontractors are provided with information on the Conflict Minerals Rule, our commitment to compliance with the Rule and/or our sourcing expectations. This is done in writing, through meetings and/or through contractual requirements.

Participation in and Support of Multi-Stakeholder Initiatives

We are a member of the Responsible Minerals Initiative (“RMI”). BD participates in the RMI’s Due Diligence team.

Data Storage and Retention

We utilize an internal database and an external data platform for the maintenance of business records relating to conflict minerals due diligence, including records of due diligence processes, findings and resulting decisions. These records are maintained for a period of 5 years.

Contractual Compliance Requirements

We include provisions in certain purchase orders and contracts requiring suppliers to provide information to support our compliance efforts under the Conflict Minerals Rule. In addition, BD’s Expectations for Suppliers, which contains our supplier compliance requirements relating to many different subject areas, includes compliance requirements relating to conflict minerals.

Grievance Mechanisms

We have grievance mechanisms for employees, suppliers, and other interested parties to report alleged violations of our Conflict Minerals Policy and other related policies and we publicly communicate our grievance mechanisms. Any grievances received are communicated to the Program Leader and Steering Team. Associates, suppliers, and other interested parties can report actions inconsistent with the Expectations for Suppliers through our Global Ethics Help Line, the number of which is 1-800-821-5452. Under our internal procedures, all such calls will be investigated.

Collection, Assessment, and Internal Reporting of Supply Chain Information

Suppliers that BD determines to be in-scope are requested to complete a Conflict Minerals Reporting Template (“CMRT”), which contains questions on the inclusion and source of 3TG in the materials they supplied to us and their compliance activities. For2025, BD sent requests to 108 Suppliers to provide us with a completed CMRT. We followed up by email or phone with the Suppliers that did not provide a response within a specified time frame. If the Supplier still did not respond to our request or refused to respond, this information was forwarded to Global Procurement or local buyers at manufacturing plants to assist as part of an escalation process.

Upon receipt of a CMRT from a Supplier, the response was processed through our Supplier Response Analysis process. We reviewed the completed responses received from the Suppliers based on our “red flags” review criteria and for errors and inaccuracies. Additionally, we reviewed submitted CMRTs for certain errors and inaccuracies and followed up with these Suppliers as well.

We reviewed the smelters and refiners identified to us by the Suppliers against those contained on the Smelter Look-up tab of the CMRT and the RMI smelter database, which includes information published by RMI, the Responsible Jewellery Council and the London Bullion Market Association.

To the extent that a completed response identified a smelter or refiner, we also reviewed that information against the lists of conformant and active (or the equivalent) smelters and refiners published by the RMI as of April 24, 2026. To the extent that a smelter or refiner identified by a Supplier was not listed as conformant or the equivalent by the RMI, we consulted publicly available information to attempt to determine whether the smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the Conflict Affected Region. See “Reasonable Country of Origin Inquiry: Smelter and Refiner and Country of Origin Information”.

Based on the information furnished by the Suppliers and other information known to us, we assessed the risk of adverse impacts. The Steering Team reported the findings of its supply chain risk assessment to senior management. We determined on a case-by-case basis the appropriate mitigation strategy for any identified non-compliance with our Conflict Minerals Policy and other supplier requirements and expectations relating to our 3TG compliance program. Potential outcomes under our mitigation strategy include continuing to work with the supplier while non-compliances are addressed or suspending or terminating the relationship with the supplier. Under our mitigation strategy, to the extent that areas of non-compliance that require mitigation are identified, we monitor and track the performance of the mitigation efforts and report back to appropriate senior oversight personnel. Under our procedures, we also will undertake additional fact and risk assessments, as determined by the Steering Team, for non-compliances that require mitigation or after a change of circumstances.

In addition, to the extent that identified smelters or refiners are not listed as conformant, we seek to exercise leverage over the smelters and refiners to become conformant through our participation in and support of the RMI. We also utilize information provided by the RMI to its members to monitor smelter and refiner improvement.

To mitigate the risk that the necessary 3TG contained in our in-scope products directly or indirectly finance or benefit armed groups in the Conflict Affected Region, in 2025, we also participated on the RMI’s Due Diligence teams.

Carry out Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is conformant. We further support independent third-party audits through our membership in the RMI described herein.

Report on Supply Chain Due Diligence

We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these documents available on our website.

Product Information

In-scope products for 2025 included a broad range of electrical or electronic medical devices, laboratory equipment, diagnostic products, vascular products, urology products, oncology products and surgical specialty products we manufacture or contract to be manufactured. Not all of the products in each of these categories were in-scope for purposes of our compliance (i.e., not all of our products in these categories contain necessary 3TG or were manufactured or contracted to be manufactured by us).

For 2025, we were unable to determine at least a portion of the smelters and refiners and countries of origin of the necessary 3TG contained in each of our in-scope products. Identified smelters and refiners and country of origin information are described under “Reasonable Country of Origin Inquiry; Smelter and Refiner and Country of Origin Information” and on Annex 1.

Additional Mitigation Efforts

With respect to 2026, we have taken or intend to take the following additional steps to mitigate the risk that the necessary 3TG contained in our in-scope products finance or benefit armed groups:

•	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2025 that the source of 3TG was unknown or undeterminable.

•	Continue to participate on the RMI due diligence team.

The foregoing steps are in addition to the other steps that we took for 2025, which we intend to continue to take for 2026 to the extent applicable.